SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE
February 1, 2024
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Tonya Aldave
James Lopez

Re:	Aspen Insurance Holdings Limited
Registration Statement on Form F-1
Filed December 20, 2023
File No. 333-276163
Ladies and Gentlemen:
On behalf of our client, Aspen Insurance Holdings Limited (“Aspen” or the “Registrant”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 12, 2024 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed with the Commission (the “Registration Statement”). We are concurrently filing via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General
1.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
Response: The Registrant confirms to the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.
2.Please revise your business, risk factors and management’s discussion and analysis sections to discuss any geographic concentrations and discuss the ways in which these risks are managed. As an example only, we note your disclosure on pages 105 and 107 describing the negative impact on your financial results due to Hurricane Ian.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on pages 167-169 of Amendment No. 1 to include disclosure of gross written premium based on the geographic location of the insured for both its insurance and reinsurance segments. The Registrant respectfully advises the Staff, however, that on this point in Amendment No. 1, it does not believe it is subject to any particular geographic concentration that presents a material risk. As such, the Registrant has refrained from further expanding its risk factors.
3.Please revise your cover page, summary, and risk factors sections to disclose your multiple class share structure (common shares and various preferred shares, such as fixed-to-floating rate perpetual non-cumulative preference Shares (“AHL PRC Shares”), 5.625% perpetual non-cumulative preference shares (“AHL PRD Shares”), and 5.625% perpetual non-cumulative preference shares (“AHL PRE Shares”) represented by depositary shares) and explain the nature of the disparate voting rights and the risks the structure presents to investors.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on the cover page and page 21 of Amendment No. 1 to include further details related to its several classes of shares. The Registrant respectfully advises the Staff that the voting rights of each class and series of shares and certain risks associated with the Registrant’s ordinary shares relative to its other share classes are disclosed on pages 56, 60, 74 and 209-219 of the Registration Statement and certain additional disclosures have been included in these instances in Amendment No. 1 to provide further clarity to investors.
4.We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate (“CAGR”). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.
Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 12 and 169 of Amendment No. 1 to include the specific amounts of fee income and ACM third-party capital for each of the years in the period (2018-2022) represented by the graphic. In addition, the Registrant respectfully advises the Staff that the graphic presented on pages 6 and 162 includes the gross written premiums for each of the years in the period (2018-2022) represented. Accordingly, the Registrant thus believes any year-to-year growth for each of the aforementioned metrics during the periods presented is reflected by the respective graphic and can be easily calculated by an investor.
Further, the Registrant respectfully notes that the annual rates for the 2018-2022 CAGRs presented on pages 10-11, 14, 162, 167, 169 and 171 of Amendment No. 1 can be easily calculated by an investor by reference to the tables on pages 96-101, which show the gross written premiums for continuing lines within our reinsurance and insurance segments for each of the years in the period.
5.We note the statement on page 18 that “Lloyd’s is the world’s largest specialty insurance marketplace.” We also note the discussion of your syndicate, recent changes to your strategy with respect to the Lloyd’s market, and the cross reference on page 47 to the term “Funds at Lloyd’s.” Please revise the summary section to explain the Lloyd’s market in plain English as well as your participation and financial relationships with and obligations to the market.
Response: In response to the Staff’s comment, the Registrant has added disclosure on pages 18 and 175 of Amendment No. 1 to further describe the Lloyd’s market. In addition, the Registrant has supplemented its disclosure on pages 18 and 175 of Amendment No. 1 to further describe the Registrant’s participation in the Lloyd’s market.
Management’s Discussion and Analysis, page 122
6.Please revise to quantify the significant contributors to material changes where multiple factors generate such period-to-period changes, as well as the extent to which such changes are attributable to changes in prices or to changes in volume. As non-exclusive examples, we note the first two paragraphs on page 123 and the first paragraph after the table on page 134.
Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 114, 118, 120, 122, 124, 131, 135 and 138-139 of Amendment No. 1.
7.Please revise to address the trends in inflation, increasing rates and the “higher rate environment,” as referenced elsewhere in your prospectus, including in the carryover risk factor on pages 31-32, the first risk factor on page 38, and pages 117 and 130. We also note references to trends in “higher economic uncertainty and inflation,” for example on page 107. However, we are unable to locate further discussion of these uncertainties and trends responsive to Item 5.A. of Form 20-F. Please revise accordingly.
Response: In response to the Staff’s comment, the Registrant has added disclosure on pages 82-83 of Amendment No. 1.
Liquidity and Capital Resources, page 145
8.Please revise to identify and summarize -- in quantified terms -- your principal sources of liquidity, including letters of credit, credit facilities and other sources, including those referenced on pages F-73 to F-76.
Response: In response to the Staff’s comment, the Registrant has added disclosure on page 146 of Amendment No. 1 to clarify its principal sources of liquidity.
Business, page 160
9.We note that your website describes three business units -- insurance, reinsurance and capital partners -- but your prospectus only describes insurance and reinsurance business units. Please revise to address the capital partners unit or tell us why you do not believe such disclosure is material.
Response: In response to the Staff’s comment, the Registrant confirms to the Staff that it only operates two business units, insurance and reinsurance. These two business units are consistent with the Registrant’s reporting of its reportable segments. Accordingly, the Registrant advises the Staff that it will undertake to revise its website as soon as practicable and in any event no later than the commencement of the road show related to the offering to clarify that the Registrant only operates two business units.
10.Please revise your business section to describe what percentage of your business is derived from the United States market and from international markets and provide a breakdown by business line as applicable.
Response: The Registrant acknowledges the Staff’s comment and has added disclosure on pages 167-169 of Amendment No. 1.
Strong Balance Sheet, page 169
11.Please briefly explain your statement on page 170 that your “strong positioning as a go-forward business is supported by the LPT transaction with Enstar, which provides protection against deterioration on pre-2020 accident year carried reserves.”
Response: The Registrant acknowledges the Staff’s comment and has added disclosure on pages 15 and 172 of Amendment No. 1.

Conflicts Committee, page 177
12.Given the affiliation with Apollo, revise here or where appropriate to further clarify the policies and procedures applicable to material transactions between Aspen Holdings and/or its subsidiaries and Apollo or Apollo’s non-Aspen affiliates. Clarify the size and type of transactions that the committee will be responsible for overseeing.
Response: The Registrant acknowledges the Staff’s comment, and respectfully notes that additional disclosure regarding the Registrant’s Conflicts Committee, including the size and types of transactions the committee is responsible for overseeing, is set forth on pages 207-208 of Amendment No. 1. To clarify the disclosure, the Registrant has added a cross-reference to this language on pages 179 and 199 of Amendment No. 1.
Exclusive Jurisdiction, page 212
13.We note that your forum selection provision identifies the Supreme Court of Bermuda as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Response: The Registrant acknowledges the Staff’s comment and has added disclosure on pages 62 and 215 of Amendment No. 1.
Exhibits
14.Refer to your disclosure on page 201 under “Material Contracts and Related Party Transactions” section. Please file the investment management agreement with Apollo Asset Management Europe PC LLP, as an exhibit to your registration statement or tell us why you have not filed it.
Response: The Registrant acknowledges the Staff’s comment, and respectfully advises the Staff that it expects to enter into a new investment management agreement with Apollo Asset Management Europe PC LLP (or another Apollo affiliate), and terminate the existing investment management agreement, prior to the completion of the offering that is the subject of the Registration Statement. Once such agreement is executed, the Registrant intends to update the Registration Statement to reflect its appropriate terms and conditions, and will make a determination as to whether it believes it is required to be filed as an exhibit to the Registration Statement.
* * * *

If you have questions with respect to Amendment No. 1 or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	David Amaro, Aspen Insurance Holdings Limited
Robert A. Ryan, Sidley Austin LLP
Adam M. Gross, Sidley Austin LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP